# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0001937262
Persons authorized to receive notices and communications: James Fu Bin Lu c/o Grindr Inc, 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069, 1 (310) 878-9648

## Reporting persons
- James Fu Bin Lu (CIK 0001937262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 25,293,322; shared voting power 0; sole dispositive power 25,293,322; shared dispositive power 0; aggregate amount beneficially owned 25,293,322 (13.5% of the class)
  Comment: The shares of Common Stock (as defined herein) set forth in Rows 7, 9 and 11 of this Cover Page consists of (i) 1,810 shares of the Common Stock of the Issuer (as defined herein) underlying restricted stock units held by Mr. James Fu Bin Lu that will vest within 60 days of this statement, (ii) 2,645 shares of the Common Stock of the Issuer held by Mr. James Fu Bin Lu, and (iii) 25,288,867 shares of Common Stock held by Longview Grindr Holdings Limited and Longview Capital Group Limited.
  
  The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.
- Longview Capital Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 25,288,867; shared voting power 0; sole dispositive power 25,288,867; shared dispositive power 0; aggregate amount beneficially owned 25,288,867 (13.5% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.
- Longview Grindr Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 25,288,867; shared voting power 0; sole dispositive power 25,288,867; shared dispositive power 0; aggregate amount beneficially owned 25,288,867 (13.5% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Comment:
This Amendment No. 7 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr").

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Given the recent decrease in the price levels of the Issuer's Common Stock, (i) the Reporting Persons and (ii) George Raymond Zage III, a shareholder of the Issuer and a member of the Issuer's board of directors ("Mr. Zage"), Tiga Investments Eighty-Eight Pte Ltd, Tiga Investments Pte. Ltd. and Big Timber Holdings, LLC, each being an entity controlled by Mr. Zage (together with Mr. Zage, the "Mr. Zage Entities") have engaged financial and legal advisors which the Reporting Persons and the Mr. Zage Entities have worked with before to explore the possibility of acquiring the Issuer in a going private transaction through the acquisition of all of the Issuer's outstanding Common Stock (other than those shares of Common Stock that may be rolled over by the acquiring shareholders) (any such transaction, an "Acquisition"). The consummation of any Acquisition would be subject to due diligence and other customary conditions, and it is expected that any Acquisition would be primarily funded through debt financing, although the Reporting Persons and Mr. Zage Entities may also elect to contribute equity and/or involve other equity investors. The Reporting Persons have also received a preliminary and conditional debt financing proposal of up to $1,000,000,000 at an Acquisition price to be determined, but no less than $15 per share of Common Stock from a lender the Reporting Persons and the Mr. Zage Entities have worked with in several prior transactions. If the Reporting Persons and the Mr. Zage Entities proceed with an Acquisition, they expect to offer all holders of 4% or more of the Issuer's outstanding Common Stock and members of management the option to participate in the Acquisition. On October 13, 2025, Mr. Lu delivered a letter to the Issuer's board of directors announcing the intention of the Reporting Persons and the Mr. Zage Entities to file amendments to their respective Schedule 13D filings disclosing their intention to explore consummating an Acquisition. A copy of such letter is filed herewith as Exhibit 1. Except as disclosed herein, no terms of any Acquisition have been determined.

There can be no assurance that the Reporting Persons or the Mr. Zage Entities will make an offer to the Issuer with respect to an Acquisition at all, enter into a definitive agreement with respect to an Acquisition or consummate an Acquisition, and, if the Issuer does make an offer with respect to an Acquisition, there can be no assurance as to the terms and conditions of such an offer, including the price per share of Common Stock. Moreover, there can be no assurance that the Reporting Persons or the Mr. Zage Entities will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, including but not limited to pursuing an acquisition of a portion of the outstanding shares of Common Stock not already owned by them, or as to the timing of any such matters should they be so pursued by them. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Mr. James Fu Bin Lu beneficially owns an aggregate of 25,293,322 shares of Common Stock, which represents approximately 13.7% of the Issuer's issued and outstanding Common Stock, consisting of (i) 1,810 shares of the Issuer's Common Stock underlying restricted stock units beneficially owned by Mr. Lu that will vest within 60 days of this statement, (ii) 2,645 shares of the Issuer's Common Stock beneficially owed by Mr. Lu, and (iii) 25,288,867 shares of Common Stock beneficially owned by Longview Grindr Holdings Limited ("Longview Grindr") and Longview Capital Group Limited ("Longview" and, together with Mr. Lu and Longview Grindr, the "Reporting Persons").

The percentage set forth in this Item 5 is based on 187,032,103 shares of Common Stock of the Issuer outstanding as of September 19, 2025, as reported on Issuer's Form 8-K filed with the Securities and Exchange Commission on September 19, 2025.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached to the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Lu, as sole equityholder in Longview, which is the sole equityholder in Longview Grindr, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 25,293,322 shares of Common Stock.

As a result of their desire to explore the Acquisition, the Reporting Persons may be deemed to be members of a "group" with the Mr. Zage Entities pursuant to Section 13(d) of the Act, who are separately reporting beneficial ownership on Schedules 13D. As of October 13, 2025, the Mr. Zage Entities beneficially own 94,720,123 shares of Common Stock.

Accordingly, the Reporting Persons and the Mr. Zage Entities, as a group, would collectively own 120,013,445 shares of Common Stock. Such aggregate ownership represents 64.2% of the shares of Common Stock as of October 13, 2025.

However, each Reporting Person expressly disclaims beneficial ownership of the Common Stock beneficially owned (or deemed to be beneficially owned) by any of the Mr. Zage Entities and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Common Stock that are beneficially owned (or deemed to be beneficially owned) by any of the Mr. Zage Entities. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in the Schedules 13D filed by the Mr. Zage Entities. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Schedule 13D.
Transactions in the class effected during the past sixty days:
During the last 60 days, the Reporting Persons effected the following transactions in the Common Stock:

On October 9, 2025, Longview Grindr sold 1,000,000 shares of Common Stock to Mr. G. Raymond Zage III for $13.15 per share in a private transaction.

On October 10, 2025, Longview Grindr sold 300,000 shares of Common Stock for a weighted average price of $11.94 per share in open market sales.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

The description of the letter to the Issuer's board of directors set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Letter to the Issuer's board of directors dated October 13, 2025.

## Signatures
- James Fu Bin Lu: James Fu Bin Lu, James Fu Bin Lu (10/14/2025)
- Longview Capital Group Limited: James Fu Bin Lu, James Fu Bin Lu, Member (10/14/2025)
- Longview Grindr Holdings Limited: James Fu Bin Lu, James Fu Bin Lu, Director (10/14/2025)